Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated December 11, 2025

Relating to Prospectus dated June 20, 2024

Registration No. 333-278396

Horizon Technology Finance Corporation

$57,500,000

7.00% Notes Due 2028
Pricing Term Sheet
December 11, 2025

The following sets forth the final terms of the 7.00% Notes due 2028 (the “Notes”) and should only be read together with the prospectus dated June 20, 2024, relating to these securities. All references to dollar amounts are references to U.S. dollars.

Issuer:	Horizon Technology Finance Corporation (the “Company”)

Title of the Securities:	7.00% Notes due 2028

Aggregate Principal Amount Being Offered:	$57,500,000

Issue Price:	100.00%

Principal Payable at Maturity:	100% of the aggregate principal amount.

Type of Note:	Fixed-rate note

No Established Trading Market:	The Company does not intend to list the Notes on any securities exchange or automated dealer quotation system. We cannot assure you that a liquid market for the Notes will develop or be maintained.

Stated Maturity Date:	December 15, 2028

Interest Rate:	7.00% per year, payable semi-annually in arrears

Underwriting Discount:	1.50%

Net Proceeds to the Issuer, before Expenses:	98.50%

Day Count Basis:	360-day year of twelve 30-day months

Trade Date:	December 11, 2025

Settlement Date:**	December 15, 2025 (T+2)

Date Interest Starts Accruing:	December 15, 2025

Interest Payment Dates:

June 15 and December 15 of each year, commencing on June 15, 2026. If an interest payment date falls on a non-business day, the applicable interest payment will be made on the next business day and no additional interest will accrue as a result of such delayed payment.

Interest Periods:

The initial interest period will be the period from and including December 15, 2025, to, but excluding, the initial interest payment date, and the subsequent interest periods will be the periods from and including an interest payment date to, but excluding, the next interest payment date or the stated maturity date, as the case may be.

Specified Currency:	U.S. Dollars

Denominations:	The Company will issue the Notes in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Business Day:

Each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in New York City or the place of payment are authorized or required by law or executive order to close.

Optional Redemption:

Prior to June 15, 2028 (six months prior to the maturity date of the Notes) (the “Par Call Date”), the Company may redeem the Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the Par Call Date, the Company may redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

Offer to Purchase upon a Change of Control Repurchase Event:

If a Change of Control Repurchase Event occurs prior to maturity, unless the Company has exercised its right to redeem the Notes in full, holders will have the right, at their option, to require the Company to repurchase for cash some or all of the Notes at a repurchase price equal to 100% of the principal amount of the Notes being repurchased, plus accrued and unpaid interest to, but not including, the repurchase date.

Use of Proceeds	The Company intends to use the net proceeds of this offering to repay indebtedness, including the repayment of its 4.875% notes due 2026, and for general corporate purposes.

CUSIP/ISIN	44045A AE2 / US44045AAE29

Book-Running Manager:	Oppenheimer & Co. Inc.

Trustee, Paying Agent and Security Registrar:	U.S. Bank Trust Company, National Association

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**

Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to the business day before delivery thereof will be required, by virtue of the fact that the Notes initially will settle T+2, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade should consult their own advisor prior to the closing.

Investors are advised to carefully consider the investment objectives, risks, charges and expenses of Horizon Technology Finance Corporation before investing.

This pricing term sheet is not an offer to sell or the solicitation of offers to buy, nor will there be any sale of the Notes referred to in this pricing term sheet, in any jurisdiction where such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such jurisdiction.

Horizon Technology Finance Corporation has filed a shelf registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Horizon Technology Finance Corporation has filed with the SEC for more complete information about Horizon Technology Finance Corporation and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Horizon Technology Finance Corporation, the underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from Oppenheimer & Co. Inc., 85 Broad Street, 23rd Floor, New York, NY 10004 or by calling (800) 966 1559.

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